VIA EDGAR

December 21, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Beverage, Apparel, and Mining
Washington, D.C. 20549
Attention: James Giugliano

Dear Mr. Giugliano:

RE:	Western Copper and Gold Corporation
Form 40-F for the Fiscal Year Ended December 31, 2017
Filed March 22, 2018
File No. 001-35075

Western Copper and Gold Corporation (the “Company”) has successfully received the aforementioned comment letter (the “Comment Letter”) from the staff of the U.S. Securities and Exchange Commission (the “Commission”) dated December 20, 2018 with respect to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2017.

The purpose of this letter is to inform the Commission that the Company intends to submit its response to the Comment Letter on or before January 21, 2019. Should you have any questions or concerns, please contact the undersigned.

Sincerely,

/s/ Julien François

Julien François
Chief Financial Officer
Western Copper and Gold Corporation

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